Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

March 9, 2017

VIA EDGAR

Mr. Coy Garrison

Special Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Trust IV, Inc.

Registration Statement on Form S-11

Filed July 22, 2016

Your File No.: 333-212639

Dear Mr. Garrison:

On behalf of our client, Strategic Storage Trust IV, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 filed on July 22, 2016 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Paula Mathews of the Company dated February 24, 2017 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 4.

Management Compensation, page 89

1. We note that you sold $7.5 million in Class A shares in a private offering transaction on January 25, 2017, and that Select Capital Corporation was the dealer manager for the offering. We further note that you will pay offering expenses, including a 4% sales commission and 2% dealer manager fee in connection with your private offering. Given that you commenced operations on January 25, 2017, please revise your disclosure to state all actual fees paid, including any accrued and unpaid fees, to your advisor and its affiliates to date.

RESPONSE: Please see the language added on the cover page and page 28 of the prospectus which provide additional disclosure regarding the sales commissions and dealer manager fees paid in connection with the private offering. We note that, as discussed in our phone conversation of February 27, 2017, although the private offering took place on January 25, 2017, the Company does not intend to commence operations until this offering becomes effective. Aside from the sales commissions and the dealer manager fee, the Company has not yet paid any other offering expenses to its advisor or affiliates in connection with the private offering. We respectfully request that you clear this comment.

With offices in California, Colorado, District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee, and West Virginia

Mr. Coy Garrison

March 9, 2017

Subordinated Incentive Listing Distribution, page 93

2. We note your disclosure on page 93 which states “[t]he price of the operating partnership units or shares of our common stock (or any combination thereof) will be calculated based on the average market value of our common shares in accordance with the procedure set forth above.” This appears to be inconsistent with Section 5.2(c) of your operating partnership’s First Amended and Restated Limited Partnership Agreement, which states that the value of the operating partnership units or REIT shares paid in connection with the Subordinated Incentive Listing Distribution will be calculated by the “Value of the REIT Shares,” which is a defined term meaning “the average of the daily market price of such REIT Share for the ten (10) consecutive trading days immediately preceding the date of such valuation.” Please revise your disclosure to reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

RESPONSE: Please see the revised language added on page 93 of the prospectus which clarifies that the value of the operating partnership units or shares paid in connection with the Subordinated Incentive Listing Distribution is calculated based on the average of the daily market price of the Company’s shares of common stock for the ten (10) consecutive trading days immediately preceding the date of such issuance of operating partnership units or shares. We respectfully request that you clear this comment.

Conflicts of Interest

Certain Conflict Resolution Procedures, page 102

3. We note that your and SSGT’s investment strategies involve investing in growth self storage assets. We also note your disclosure on page 103 that “[w]hile we anticipate that our advisor will generally use the investment allocation process described above, in some circumstances, SSGT may have the first right to purchase growth self storage properties.” Please expand your disclosure to discuss the circumstances in which SSGT may have a first right to purchase such properties.

RESPONSE: As discussed in our phone conversation, the Company has not yet implemented a formal Allocation Policy in relationship to SST II and SSGT. We anticipate that the respective boards of directors of the Company, SST II, and SSGT will consider and decide upon such an Allocation Policy at the March meetings and we will include a description of the approved Allocation Policy in a supplement to the prospectus. Please see the language added on page 103 of the prospectus which notes that the Company anticipates implementing an Allocation Policy in the near future. We respectfully request that you clear this comment.

Index to Consolidated Financial Statement, page F-1

4. Please update your audited financial statements for the most recently completed fiscal year in accordance with Rule 3-12 of Regulation S-X.

RESPONSE: The audited financial statements for the most recently completed fiscal year have been included in the prospectus in accordance with Rule 3-12 of Regulation S-X. We respectfully request that you clear this comment.

Mr. Coy Garrison

March 9, 2017

Exhibit Index

5. Please file your final Advisory Agreement or tell us why filing a form of agreement is appropriate.

RESPONSE: The final Advisory Agreement has been filed as Exhibit 10.2 to Amendment No. 4. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc: Ms. Paula Mathews